One Liberty Plaza, 7th Floor New York, N.Y. 10006 Office: (212) 297-0200 Fax: (212) 297-0375

December 21, 2022

VIA EDGAR

Securities and Exchange Commission
100 F Street N.E.
Washington, D.C. 20549

Re: Notice of Disclosure filed in the Annual Report on Form 10-K under Section 219 of the Iran Threat Reduction and Syria Human Rights Act of 2012 and Section 13(r) of the Securities Exchange Act of 1934, as amended

Ladies and Gentlemen:

Pursuant to Section 219 of the Iran Threat Reduction and Syria Human Rights Act of 2012 and Section 13(r) of the Securities Exchange Act of 1934, as amended, notice is hereby provided that ABM Industries Incorporated has made disclosure pursuant to those provisions in its Annual Report on Form 10-K for the fiscal year ended October 31, 2022, which was filed with the Securities and Exchange Commission on December 21, 2022.

Sincerely,

ABM Industries Incorporated

By: /s/ Andrea R. Newborn
Name: Andrea R. Newborn
Title: Executive Vice President, General Counsel
and Corporate Secretary